

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Alexander C. Karp
Chief Executive Officer
Palantir Technologies Inc.
1555 Blake Street
Suite 250
Denver, CO 80202

   Re: Palantir Technologies Inc.
     Amendment 5 to Registration Statement on Form S-1
     Filed September 21, 2020
     File No. 333-248413

Dear Mr. Karp:

  On September 21, 2020, we provided oral comments following our review of your September 21, 2020 amendment. We are confirming those comments with this letter.

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Amendment No. 5 to Registration Statement on Form S-1

Cover Page

1. Please clarify that the Voting Agreement permits the Founders to control 86.58% of the voting power if they agree to designate their holdings as Stockholder Party Excluded Shares.

Prospectus Summary, page 1

2. Please revise the table on page 10 to make clear in each scenario that in addition to withdrawing or being removed from the Founders Agreement it also covers the scenario where each Founders' shares are designated Stockholder Party Excluded Shares.

Risk Factors
The Ownership Threshold that must be met on any applicable record date..., page 80

3. Please revise this risk factor to clarify that due to the broad definition of Corporation Equity Securities, the Company may issue a new class of stock worth only a nominal

amount, and thereby allow any remaining Founder to have a nominal economic interest in the Company yet still maintain control over any voting decisions.

Principal and Registered Stockholders, page 211

4.   Please add a footnote to the Founders total voting interest stating that if all the Founders are in agreement they control 86.58% of the voting power.

You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions on the financial statements or related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551- 3774 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Allison B. Spinner